Exhibit 21.1

                              List of Subsidiaries

1. NetSol Technologies (Pvt) Ltd. located in Lahore, Pakistan.

2. NetSol PVT. Ltd located in Lahore, Pakistan.

3. NetSolConnect (Pvt) Ltd. located in Karachi, Pakistan.

4. Abraxas, Inc., located in Adelaide, Australia.

5. NetSol USA, Inc., located in Rockville, Maryland.

6. NetSol Technologies Ltd. located in London, England.

7. NetSol India Ltd. located in Bangalore, India.